

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

October 25, 2007

*By U.S. mail and facsimile to (713) 224-1101*

Mr. Rick Berry
Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 3100
Houston, TX 77002

> **RE:  Sanders Morris Harris Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-30066**

Dear Mr. Berry:

We have reviewed your response letter dated October 12, 2007 and have the following additional comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2006

Statement of Cash Flows, page 41

1. We have read your response to comment 3 in our letter dated October 1, 2007. Your statement of cash flows presents your securities owned "not readily marketable" within the operating activities section, on a net presentation basis of the related inflows and outflows.  It appears you have classified these securities similarly to trading securities.  However, paragraph 97 of SFAS 89 states that trading account securities usually are held for extremely short periods of time – sometimes for only a few hours, and paragraph 26 of SFAS 102 indicates that trading account securities are acquired specifically for resale and are turned over very rapidly.  In contrast, on pages 43 and 50 of your December 31, 2006 Form 10-K, you describe these securities as i) not having a market on a securities exchange or an independent publicly quoted market, ii) not able to be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or iii) not able to be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.  Further, in the rollforward you have provided in your most recent response, the annual turnover rate approximates 10%; in other words, it would take ten years to dispose

of these securities at the historical disposition rates. Thus, since these securities do not possess the characteristics attributed to conventional trading securities, they should not be treated as such. Note that paragraph 13 of SFAS 95 indicates that net reporting is appropriate only for items whose turnover is quick, whose amounts are large, and whose maturities are short.

Therefore, acquisitions and dispositions of "not readily marketable" securities should be presented as investing activities gross in the statement of cash flows in future filings starting with the September 30, 2007 Form 10-Q, since the impact on 2007 operating and investing cash flows appears material. Refer to paragraphs 8-9 of SFAS 102. Please ensure that you revise the September 30, 2006 cash flow amounts as well, and provide the necessary disclosures required in paragraphs 25-26 of SFAS 154.

2.  Please revise your MD&A in future filings, beginning with the September 30, 2007 Form 10-Q, to disclose the adverse liquidity impact that the material increase in not readily marketable securities has on the periods presented, and whether management expects the 10% turnover rate to continue. You should also disclose the business reasons for increasing your investment in these not readily marketable securities.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief